Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: March 24, 2025

Colion Noir (“Mr. Noir”) and Blake Masters (“Mr. Masters”) made the following communications on March 24, 2025. Mr. Noir and Mr. Masters are nominees to the Board of Directors of GrabAGun Digital Holdings Inc., a Texas corporation that will be the go-forward public company following the consummation of the proposed business combination that is the subject of the Business Combination Agreement, dated as of January 6, 2025, between Metroplex Trading Company LLC (doing business as GrabAGun.com) and Colombier Acquisition Corp. II.